Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

Three and nine months ended September 30, 2005 and 2004
(unaudited)

NORTHERN ORION RESOURCES INC.
Consolidated Balance Sheets
(unaudited)
(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2005	2004
ASSETS

Cash and cash equivalents	$113,252	$40,748
Temporary investments	27,522	4,941
Marketable securities	144	144
Prepaid expenses and other receivables	1,022	359
Total current assets	141,940	46,192

DEFERRED FINANCE CHARGES (Note 5)	281	1,134
EQUIPMENT (net of accumulated depreciation)	192	60
MINERAL PROPERTY INTERESTS (Note 3)	67,475	56,592
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 4)	86,881	85,100

TOTAL ASSETS	$296,769	$189,078

LIABILITIES

Accounts payable and accrued liabilities	$3,578	$1,624
Current portion of long term debt (Note 5)	6,040	23,400
Total current liabilities	9,618	25,024

LONG-TERM DEBT (Note 5)	--	3,040
ASSET RETIREMENT OBLIGATION	447	247
FUTURE INCOME TAXES	21,059	20,370
TOTAL LIABILITIES	31,124	48,681

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	283,646	191,415
Warrants (Note 6(b))	11,928	6,043
Contributed surplus	8,386	6,687
Cumulative translation adjustment	(3,914)	(3,914)
Deficit	(34,401)	(59,834)
TOTAL SHAREHOLDERS’ EQUITY	265,645	140,397
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$296,769	$189,078
CONTINGENCY (Note 9)

See accompanying notes to interim consolidated financial statements.

Approved by the Board of Directors

“Robert Gayton”	“David Cohen”
Robert Gayton	David Cohen

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Operations and Deficit
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended September 30		For the nine months ended September 30
	2005	2004	2005	2004

EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 4)	$11,304	$7,972	$26,495	$23,384

EXPENSES
Financing costs	284	115	853	313
Foreign exchange (gain) loss	(2,219)	1,242	(2,731)	547
Office and administration	558	391	1,805	1,547
Professional and consulting	311	283	1,192	1,050
Property maintenance	42	-	131	-
Stock-based compensation	254	-	1,672	1,544
EARNINGS BEFORE THE FOLLOWING	12,074	5,941	23,573	18,383

INTEREST AND OTHER INCOME	904	88	2,322	144
INTEREST EXPENSE	(107)	(308)	(462)	(821)

NET EARNINGS FOR THE PERIOD	12,871	5,721	25,433	17,706

DEFICIT, BEGINNING OF PERIOD	(47,272)	(49,078)	(59,834)	(61,063)

DEFICIT, END OF PERIOD	$(34,401)	$(43,357)	$(34,401)	$(43,357)

Earnings per share - basic	$0.09	$0.05	$0.18	$0.16

Earnings per share - fully diluted	$0.08	$0.04	$0.16	$0.14

Weighted average number of shares outstanding - basic	148,476,482	110,285,455	142,136,198	108,348,240

Weighted average number of shares outstanding - diluted	167,250,036	127,214,043	161,782,564	130,198,739

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Shareholders’ Equity
(unaudited)
(Expressed in thousands of United States dollars)

	Common Shares Without Par Value			Contributed	Cumulative Translation		Total Shareholders'
	Shares	Amount	Warrants	Surplus	Adjustment	Deficit	Equity
Balance, December 31, 2003	106,419,548	183,993	5,588	5,848	(5,585)	(61,063)	128,781
Warrants exercised	4,525,240	5,205	(141)	--	--	--	5,064
Stock options exercised	1,303,361	2,217	--	(893)	--	--	1,324
Stock-based compensation	--	--	--	1,732	--	--	1,732
Warrants issued on financing	--	--	596	--	--	--	596
Reduction in net investment of foreign subsidiary	--	--	--	--	1,671	--	1,671
Earnings for the period	--	--	--	--	--	1,229	1,229
Balance, December 31, 2004	112,248,149	$191,415	$6,043	$6,687	$(3,914)	$(59,834)	$140,397
Warrants exercised	1,812,500	2,125	(162)	--	--	--	1,963
Stock options exercised	165,833	181	--	(128)	--	--	53
Stock-based compensation	--	--	--	1,827	--	--	1,827
Units issued on financing	34,250,000	95,232	6,405	--	--	--	101,637
Share issue costs	--	(5,307)	(358)	--	--	--	(5,665)
Earnings for the period	--	--	--	--	--	25,433	25,433
Balance, September 30, 2005	148,476,482	$283,646	$11,928	$8,386	$(3,914)	$(34,401)	$265,645

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Cash Flows
(unaudited)
(Expressed in thousands of United States dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004

OPERATING ACTIVITIES
Earnings for the period	$12,871	$5,721	$25,433	$17,706
Items not involving cash
Amortization of deferred finance charges	284	90	853	243
Equity earnings of Minera Alumbrera Ltd., net of cash distribution	(394)	14,998	(2,584)	3,071
Stock-based compensation	254	-	1,672	1,544
Unrealized foreign exchange loss (gain)	42	1,686	(885)	413
Changes in non-cash operating working capital
Prepaid expenses and other receivables	(17)	198	(663)	(198)
Accounts payable and accrued liabilities	1,894	(26)	1,954	(143)
	14,934	22,667	25,780	22,636

INVESTING ACTIVITIES
Temporary investments	1,637	(789)	(22,581)	(789)
Return on investment in Minera Alumbrera Ltd.	--	6,112	803	6,112
Mineral property costs incurred	(7,648)	(263)	(10,948)	(821)
Plant and Equipment	(65)	(6)	(132)	(34)
	(6,076)	5,054	(32,858	4,468

FINANCING ACTIVITIES
Term loan financing	--	-	--	23,826
Long-term debt repayment	--	(460)	(20,400)	(25,435)
Deferred finance charges	--	-	--	(693)
Warrants issued for cash, net of issue costs	--	--	6,047	--
Common shares issued for cash, net of issue costs	--	1,826	91,941	4,489
--		1,366	77,588	2,187

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,693	6	1,994	291

Increase in cash and cash equivalents	10,551	29,093	72,504	29,582
Cash and cash equivalents, beginning of period	102,701	11,876	40,748	11,387

Cash and cash equivalents, end of period	$113,252	$40,969	$113,252	$40,969

Cash and cash equivalents is comprised of:
Cash in bank	$24,421	$1,147	$24,421	$1,147
Short-term money market instruments	88,831	39,822	88,831	39,822
	$113,252	$40,969	$113,252	$40,969

SUPPLEMENTARY CASH FLOW INFORMATION (Note 7)

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005 and 2004
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina. The Company holds a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 4) and a 100% interest in the Agua Rica deposit in Argentina (Note 3).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company’s ability to dispose of its mineral property interests.

2. SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2004. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas where management’s judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the mineral property interest. These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company’s estimates of cash flows. Actual results could differ from those estimates.

3. MINERAL PROPERTY INTERESTS

	September 30, 2005	December 31, 2004
Agua Rica Project (Argentina)
Balance, beginning of year	$69,027	$67,277
Incurred during the year
Engineering studies	3,468	133
Environmental and community	372	92
Geological	269	442
Legal and title	119	141
Property taxes	78	74
Site activities	6,897	551
Property and finance costs	100	317
Balance, end of period	80,330	69,027
Minera Mantua Project (Cuba)	1	1
Royalty and net proceeds interest	(12,856)	(12,436)
Mineral property interests	$67,475	$56,592

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005 and 2004
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

4. EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

Equity investment in Minera Alumbrera	Cumulative (since acquisition) to September 30, 2005	Nine months ended September 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$91,514	$85,100	$94,585
Equity in earnings	69,716	26,495	32,659
Cash distribution received	(74,349)	(24,714)	(42,144)
Balance, end of period	$86,881	$86,881	$85,100

5. LONG-TERM DEBT

	September 30, 2005	December 31, 2004
Agua Rica
Payable to BHP Billiton, due on June 30, 2005	$-	$8,900
Alumbrera
Term loan payable to the Bayerische Hypo-und Vereinsbank	6,040	17,540
	6,040	26,440
Current portion of long-term debt	(6,040)	(23,400)
	$-	$3,040

Bayerische Hypo-und Vereinsbank (“HVB”) Term Loan Facility

During the year ended December 31, 2004, the Company entered into a $24,500 term loan facility with HVB which has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum. In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB. The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company. Principal repayments remaining on the loan facility are due as follows:

Date	Principal Repayment
December 31, 2005	3,000
June 30, 2006	3,040
$6,040

The Company may make prepayments in multiples of $1,000. Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter. The security agreements and shares owned in the Company’s direct and indirect interest in Alumbrera secure the loan.

The Company paid bank commitment fees, financing charges, and issued 1,000,000 share purchase warrants with a value of $596, which have been recorded as deferred finance charges. These deferred finance charges, totalling $2,170, are being amortized and expensed on a straight-line basis, over management’s best estimate of the term of the loan, which is twenty-two months. Amortization for the nine months ended September 30, 2005, is $853.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005 and 2004
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

6. SHARE CAPITAL

(a)	Short form prospectus offering

On February 17, 2005, the Company completed a short form prospectus offering for the sale of 34,250,000 units of the Company at a price of Cdn$3.65 per unit for gross proceeds of Cdn$125,013 (U.S.$101,637). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of Cdn$6.00 and will expire on February 17, 2010. These warrants trade on the Toronto Stock Exchange and have been assigned a value of $6,405 based on an option valuation model. At September 30, 2005, 17,125,000 of these share purchase warrants were outstanding.

(b) Warrants

Pursuant to the conversion of special warrants issued in 2003, the Company has another series of share purchase warrants which trade on the Toronto Stock Exchange. Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn$2.00 until May 29, 2008. At September 30, 2005, 39,466,415 (December 31, 2004 - 39,466,415) of these share purchase warrants were outstanding.

In connection with the HVB term loan facility (Note 5), the Company issued 1,000,000 share purchase warrants to HVB. The warrants are exercisable at a price of Cdn$4.74 to acquire one common share of the Company until March 1, 2007. At September 30, 2005, 1,000,000 of these share purchase warrants were outstanding.

During the nine months ended September 30, 2005, 1,812,500 warrants were exercised at a weighted average exercise price of Cdn$1.33 per share.

(c)	Stock options

In 2004, the Company adopted amendments to its stock option plan approved by the Company’s shareholders at its annual general meeting. These amendments change the maximum number of shares which may be made subject to option from a fixed number to a rolling maximum of 10% of the Company’s issued and outstanding share capital at the time of grant. Based on the Company’s 148,476,482 issued and outstanding common shares at November 8, 2005, the amended rolling plan maximum is 14,847,648 common shares.

A summary of the changes in stock options for the nine months ended September 30, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2003	8,740,000	1.40
Granted	2,365,000	3.15
Exercised as SAR(1) into 205,861 common shares	(350,000)	1.88
Exercised	(1,097,500)	1.61
Cancelled	(15,000)	1.50
Balance, December 31, 2004	9,642,500	1.80
Exercised	(50,000)	1.30
Exercised as SAR(1) into 115,833 common shares	(200,000)	1.39
Granted	2,295,000	3.02
Balance, September 30, 2005	11,687,500	2.05
Fully vested and available for exercise, September 30, 2005	11,687,500
(1) Share appreciation rights

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005 and 2004
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

6. SHARE CAPITAL (continued)

(c)	Stock options (continued)

The following table summarizes information about the stock options outstanding at September 30, 2005:

Exercise Price Cdn$	Outstanding and exercisable at September 30, 2005	Remaining Contractual Life
1.50	235,000	0.92 years
1.30	660,000	2.35 years
1.70	150,000	2.57 years
1.35	5,870,000	4.71 years
1.35	77,500	4.73 years
2.60	35,000	5.07 years
3.15	300,000	3.45 years
3.15	1,990,000	5.68 years
3.17	75,000	6.06 years
2.99	1,995,000	6.61 years
3.25	300,000	6.99 years
	11,687,500

7. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Non-cash transactions:
Interest and finance capitalization to mineral property interests	$--	$103	$100	$242
Asset retirement obligation capitalized	200	--	200	150
Reduction of BHP loan included in deferred finance charges	--	--	--	25
Finance fee on term loan	--	--	--	788
Stock compensation included in mineral property interests	--	--	155	125
Fair value of warrants issued on Alumbrera refinancing included in deferred finance charges	--	--	--	596
Stock options and warrants exercised	--	9	290	777
Other disclosures:
Interest paid	107	313	462	813
Income taxes paid	--	--	--	--

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005 and 2004
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

	For the three months ended September 30		For the nine months ended September 30
	2005	2004	2005	2004
Services rendered
Management fees and expenses (a)	201	144	613	554
Administration fees	--	--	--	151

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company paid management fees and expenses to private companies controlled by officers and directors of the Company. At September 30, 2005, $37 was payable to these companies and is included in accounts payable.

(b)
In 2004, the Company paid administrative expenses to a private company with a director and an officer in common with the Company. This private company provided office services and other administrative services on a full cost recovery basis.

All related party transactions were recorded at the amounts agreed upon between the parties.

9.	CONTINGENCY

In May 2004, the Company received notice of proceedings commenced against it on March 23, 2004 by a former director of the Company (the "Claimant"), claiming damages in the amount of $177,720 for alleged breaches of agreements entered into by the Claimant, the Company’s former parent and the Company. The Claimant alleges that the agreements entitle him to a preemption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. The Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is without merit. A statement of defence to the claim has been filed and production of evidence has commenced and is ongoing. Based on the advice of counsel and on the evidence produced to date, the Company considers the likelihood of success by the Claimant to be remote.  Even if successful, the amount of damages is not expected to exceed $17,530, plus interest and litigation costs and fees, based on a valuation of the claim made by an independent Argentine court-appointed expert.

The Claimant also commenced on February 2, 2004 a labour claim against the Company based on termination of an alleged employment relationship with the Company, claiming damages in the amount of $714. A statement of defence has been filed and the proceedings are in the production of evidence stage. The Company has been advised by its Argentine counsel that this claim is also unfounded.

The Company has been named as a third party in a proceeding between Minerales Patagónicos S.A. (“MP”) vs. Grupo Minero Aconcagua S.A. filed on December 19, 2003. MP claims the restitution of certain mining properties or the payment of damages if restitution is not feasible. MP has not indicated the amount of damages sought or offered evidence for their assessment. These proceedings have not yet reached the evidentiary stage. The Company has been advised by its Argentine counsel that the claim is unfounded.